CONSULTING AGREEMENT

THIS AGREEMENT (the “Agreement”) dated December 15, 2010 ("Effective Date") is made by and between Morria Biopharmaceuticals, Plc., whose address is 53 Davies Street, Mayfaire, London (the “Company”); and AGH Associates having an address of 190 East 72nd Street Suite 32C, New York, NY 10021 (the “Consultant”).

The Company wishes to retain the Consultant in a consulting capacity and the Consultant desires to perform such consulting services. Accordingly, the parties agree as follows:

1. Services.

1.1 The Services under this contract shall be performed solely by Alan Harris in his personal capacity on behalf of AGH Associates. Alan Harris shall have the title of Medical Consultant, and agrees to be presented at meetings, on documentation, and on the Company web sites as the Medical Consultant of Company.

1.2 The Consultant will: 1) review the Company's draft clinical trial report from its Phase II allergic rhinitis study and other documents or information relating to the Company's allergic rhinitis/respiratory program; 2) revise and draft the full clinical trial report from its Phase II allergic rhinitis study; 3) review and/or revise and /or prepare the protocol for the allergen chamber study; 4) participate in discussions and meetings regarding he Company’s allergic rhinitis program; 5) advise the Company on its clinical development of its allergic rhinitis program or other programs; and 6) advise the Company on regulatory path and strategy (the "Field of Interest").

1.3 Consultant will provide the Services to be provided in 1.1 subject to reasonable professional availability ("Consulting Time"). Consultation may be sought by the Company over the telephone, in person, at the Company's offices or another reasonable location or through written correspondence, and will involve reviewing activities, meetings, and developments in the Field of Interest.

2. Cash Compensation. The Consultant will be paid a fee of $350.00 USD per hour, provided that each such hour shall be authorized by the Company in advance. The Consultant shall give the Company an invoice at the end of each calendar month, which include the number of hours, be they whole, or portions of an hour, worked and other pertinent information. Payment shall occur no later than thirty (30) days' following receipt by the Company of an invoice issued by the Consultant or at the end of the month wherein the Company received such invoice, whichever is later. The Consultant shall provide the Company with a receipt following the payment being made. A detailed accounting of Consulting Time, including date, time and service provided, should be forwarded to the Company. Payment will be made at the per diem rate as defined above for all Consulting Time. Reasonable expenses of the Consultant incurred at the request of the Company (including travel expenses incurred in connection with Company related business in accordance with the Company's travel policy) will be reimbursed promptly by the Company, subject to customary verification and prior written approval.

/Yuval Cohen/
/Alan Harris/

3. Term.

 3.1 The term of this Agreement will begin on the Effective Date of this Agreement and will end on the first anniversary of this Agreement (the "Term"). The Term may be renewed for successive one-year periods provided both parties provide written agreement. This Agreement may be terminated by either party for any reason at any time by giving thirty (30) days' prior written notice to the other party, during which the Consultant shall continue, upon the Company’s sole discretion, to provide the Consulting Services. The Agreement shall terminate immediately upon the Company’s notice on such election, but the Company will pay the Consultant any outstanding fees invoiced prior to such notice.

3.2 On termination of this Agreement for any reason whatsoever, and before the Company pays the Consultant the final payment, the Consultant undertakes: (1) to return and have the Consultant return to the Company the Confidential Information and all documents, drawings, magnetic media, letters, reports and all other documents belonging to the Company and/or related to the Company’s activities and/or to the Consulting Services; and to return any equipment and/or other property of the Company; (2) to erase, at the Company’s offices and in the presence of the Company’s representative, all information relating to the Company or its activities which exists in the Consultant’s computers and/or Consultant’s personal computer(s); (3) to assist and have the Consultant assist in the transferring of the position, matters and documents under the Consultant’s supervision to whomever the Company shall determine. If the Company’s equipment shall be returned damaged, the Company shall have the right to set off the costs of such damages from the payment due to the Consultant

4. Certain Other Contracts.

4.1 The Consultant will not disclose to the Company any information that the Consultant is obligated to keep secret pursuant to an existing confidentiality agreement with a third party, and nothing in this Agreement will impose any obligation on the Consultant to the contrary.

4.2 The consulting work performed hereunder will not be conducted on time that is required to be devoted to any other third party. The Consultant shall not use the funding, resources and facilities of any other third party to perform consulting work hereunder and shall not perform the consulting work hereunder in any manner that would give any third party rights to the product of such work.

4.3 The Consultant has disclosed and, during the Term, will disclose to the Company any conflicts between this Agreement and any other agreements binding the Consultant.

5. Exclusive Services During the Term. Subject to written waivers that may be provided by the Company upon request, which shall not be unreasonably withheld, the Consultant agrees that during the Term of this Agreement he will not directly or indirectly (i) provide any services in the Field of Interest for lipid based products to any other business or commercial entity, (ii) participate in the formation of any business or commercial entity in the Field of Interest for lipid based products, or (iii) solicit or hire away any employee or consultant of the Company during the Term and for twelve (12) months thereafter.

/Yuval Cohen/
/Alan Harris/

6. The term "Confidential Information" shall mean any and all confidential and/or proprietary knowledge, materials, data or information of the Company and its affiliates. By way of illustration but not limitation, " Confidential Information" includes (a)  samples, materials, compounds, methods, procedures and formulations, products, processes, ideas, know-how, trade secrets, drawings, inventions, intellectual property, improvements, formulas, equations, developmental or experimental work, research or clinical data, discoveries, developments, designs, techniques, instruments, devices, computer software and hardware (collectively, "Inventions"); and (b) information regarding research, development, regulatory, results, studies, data, new service offerings or products, marketing and selling, business plans, business methods, budgets, finances, licensing, collaboration and development arrangements, prices and costs, buying habits and practices, contact and mailing lists and databases, vendors, customers and clients, and potential business opportunities; and (c) information regarding the names, addresses, identities, skills and compensation of employees, independent contractors and consultants of the Company and its affiliates and (d) any other information regarding the Company, its affiliates and their businesses that the Company and its affiliates treat in a confidential manner and is not readily available to the public and any results, materials, processes, and information resulting from or derived from the use of or based on or from (a), (b), (c) and/or (d).

7. Inventions Discovered by the Consultant While Performing Services Hereunder.

7.1 The Consultant will promptly and fully disclose to the Company any and all Invention made, conceived, developed, or first reduced to practice by the Consultant, either alone or jointly with others, while performing services hereunder. The Consultant hereby assigns to the Company and will assign all of his right, title and interest in and to any such Inventions. The Consultant will execute any documents necessary to perfect the assignment of such Inventions to the Company and to enable the Company to apply for, obtain, and enforce patents or copyrights in any and all countries on such Inventions. The Consultant hereby irrevocably designates the Secretary of the Company as his agent and attorney-in-fact to execute and file any such document and to do all lawful acts necessary to apply for and obtain patents and copyrights, and to enforce the Company's rights under this paragraph. This Section 6 will survive the termination of this Agreement.

7.2 Any and all knowledge, materials, data or information of the Company and its affiliates and any resulting or derivative data, information, materials, or know how therefrom, shall be solely owned by the Company and the Company shall have the sole and exclusive right, title, and interest in and to all such confidential and/or proprietary knowledge, materials, data or information of the Company and its affiliates. Consultant shall have no rights or interest in any such materials, data, and information.

8. Confidentiality.

8.1 The Consultant agrees that the Confidential Information will be used by the Consultant only in connection with consulting activities hereunder, and will not be used, transferred, conveyed, disclosed for any other purpose or to any other person or entity.

8.2 The Consultant agrees not to disclose, directly or indirectly, the Confidential Information to any third person or entity, other than representatives or agents of the Company. The Consultant will treat all such information under the Services and in Section 6 and 7 as confidential and proprietary property of the Company. Any information which is in the public domain such information shall not be considered confidential under this agreement.

8.3 The Consultant agrees to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by the Company) of all proprietary and Confidential Information developed by Consultant which records shall be available to and remain the sole property of the Company at all times. The Consultant shall continue to be bound by the terms of the confidentiality and non-use provisions contained in this Section 7 for a period of five years after the termination of this Agreement.

/Yuval Cohen/
/Alan Harris/

9. Use of Name. It is understood that the name of the Consultant and Consultant's affiliation with the Institution will appear in disclosure documents required by securities laws, and in other regulatory and administrative filings in the ordinary course of the Company's business. The above described uses will be deemed to be non-commercial uses. The name of the Consultant or the Institution will not be used for any commercial purpose without the Consultant's consent.

10. No Conflict: Valid and Binding. The Consultant represents that neither the execution of this Agreement nor the performance of the Consultant's obligations under this Agreement will result in a violation or breach of any other agreement by which the Consultant is bound. The Company represents that this Agreement has been duly authorized and executed and is a valid and legally binding obligation of the Company, subject to no conflicting agreements.

11. Notices. Any notice provided under this Agreement shall be in writing and shall be deemed to have been effectively given (i) upon receipt when delivered personally, (ii) one day after sending when sent by private express mail service (such as Federal Express), or (iii) 5 days after sending when sent by regular mail to the following address:

In the case of the Company:

Mark Cohen

Pearl Cohen Zedek Latzer, LLP

1500 Broadway, 12th Floor

New York, NY 10036

Fax: 646 878 0801

Email: markc@pczlaw.com

In the case of the Consultant:

AGH Associates

Attention: Alan Harris

_______________________

_______________________

Facsimile: ______________

Email:__________________

or to other such address as may have been designated by the Company or the Consultant by notice to the other given as provided herein.

 12. Independent Contractor. Withholding. The Consultant will at all times be an independent contractor, and as such will not have authority to bind the Company. Consultant will not act as an agent nor shall he be deemed to be an employee of the Company for the purposes of any employee benefit program, unemployment benefits, or otherwise. The Consultant recognizes that no amount will be withheld from his compensation for payment of any federal, state, or local taxes and that the Consultant has sole responsibility to pay such taxes, if any, and file such returns as shall be required by applicable laws and regulations.

/Yuval Cohen/
/Alan Harris/

13. Assignment. Due to the personal nature of the services to be rendered by the Consultant, the Consultant may not assign this Agreement. The Company may assign all rights and liabilities under this Agreement to a subsidiary or an affiliate or to a successor to all or a substantial part of its business and assets without the consent of the Consultant. Subject to the foregoing, this Agreement will inure to the benefit of and be binding upon each of the heirs, assigns and successors of the respective parties.

14. Severability. If any provision of this Agreement shall be declared invalid, illegal or unenforceable, such provision shall be severed and the remaining provisions shall continue in full force and effect.

15. Remedies. The Consultant acknowledges that the Company would have no adequate remedy at law to enforce. In the event of a violation by the Consultant of such Sections, the Company shall have the right to obtain injunctive or other similar relief, as well as any other relevant damages, without the requirement of posting bond or other similar measures.

16. Governing Law; Entire Agreement; Amendment. This Agreement shall be governed by the substantive laws of New York and under the exclusive jurisdiction of the New York courts.

/Yuval Cohen/
/Alan Harris/

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Morria Biopharmaceuticals, Plc.	CONSULTANT:

By:	/s/ Yuval Cohen	By:	/s/ Alan Harris

Name: Yuval Cohen	Name: Alan Harris

Title: President	Title: President AGH Associates INC